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                                                                    EXHIBIT 12.2

                      SARA LEE CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                           (in millions except ratios)

                                                                      July 1,       July 3,
                                                                       2000         1999 (1)
                                                                      -------      -------
Fixed charges and preferred stock dividend requirements:
     Interest expense                                                 $   252      $   237
     Interest portion of rental expense                                    63           62
                                                                      -------      -------

     Total fixed charges before capitalized interest                      315          299
       and preferred stock dividend requirements
     Capitalized interest                                                   9            3
     Preferred stock dividend requirements (2)                             20           20
                                                                      -------      -------

          Total fixed charges and preferred stock
            dividend requirements                                     $   344      $   322
                                                                      =======      =======


Earnings available for fixed charges and preferred stock
  stock dividend requirements:
     Income before income taxes continuing operations                 $ 1,567      $ 1,570
     Less undistributed income in minority owned companies                 (8)          (6)
     Add minority interest in majority-owned subsidiaries                  35           31
     Add amortization of capitalized interest                              24           23
     Add fixed charges before capitalized interest and
       preferred stock dividend requirements                              315          299
                                                                      -------      -------

          Total earnings available for fixed charges and
            preferred stock dividend requirements                     $ 1,933      $ 1,917
                                                                      =======      =======


Ratio of earnings to fixed charges and preferred stock
  dividend requirements                                                   5.6          6.0
                                                                      =======      =======

(1) During the second quarter of fiscal 1999, the corporation recorded a pre-tax charge of $76 million in connection with the recall of certain of its meat products.

     During the first quarter of fiscal 1999, the corporation recorded a pre-tax gain of $137 million in connection with the sale of its tobacco business.

(2) Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.